Exhibit 4.4

FORM OF AMENDMENT OF
WARRANT AGREEMENT

THIS AMENDMENT OF WARRANT AGREEMENT (this “Agreement”), made as of __________, 2019, is made by and between Trinity Merger Corp, a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of May 14, 2018 and filed with the United States Securities and Exchange Commission on May 17, 2018 (the “Existing Warrant Agreement”), pursuant to which the Company has issued 34,500,000 warrants (the “Public Warrants”) in its initial public offering and 12,350,000 private placement warrants (“Private Placement Warrants”, together with the Public Warrants, the “Warrants”), each representing the right to purchase one share of Class A common stock, par value $0.0001, of the Company (“Common Stock”);

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, effective as of August 9, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Trinity Sub Inc., a Maryland corporation and wholly owned subsidiary of the Company (“PubCo”), Trinity Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of PubCo (“Merger Sub I”), Trinity Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of PubCo, PBRELF I, LLC, a Washington limited liability company, BRELF II, LLC, a Washington limited liability company, BRELF III, LLC, a Washington limited liability company, BRELF IV, LLC, a Washington limited liability company, Pyatt Broadmark Management, LLC, a Washington limited liability company, Broadmark Real Estate Management II, LLC, a Washington limited liability company, Broadmark Real Estate Management III, LLC, a Washington limited liability company, and Broadmark Real Estate Management IV, LLC, a Washington limited liability company;

WHEREAS, the Merger Agreement provides, among other things, (i) each share of Common Stock issued and outstanding immediately prior to the the effective time of merger of the Merger Sub I with and into the Company, with the Company being the surviving entity of such merger (such merger, the “Trinity Merger”, and such effective time of the Trinity Merger, the “Trinity Effective Time”) shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of PubCo, par value $0.001 (“PubCo Common Stock”) and (ii) each Warrant that is outstanding immediately prior to the Trinity Effective Time, shall represent the right to acquire shares of PubCo Common Stock, on the same contractual terms and conditions as were in effect immediately prior to the Trinity Effective Time, under the terms of the Existing Warrant Agreement as amended by this Agreement;

WHEREAS, at the Trinity Effective Time, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for shares of Common Stock but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for a number of shares of PubCo Common Stock equal to the number of shares of Common Stock for which the Warrants were exercisable immediately prior to the Trinity Effective Time (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby);

WHEREAS, the Board of Directors of the Company has determined that the consummation of the Trinity Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) will constitute a Business Combination (as defined in Section 3.2 of the Existing Warrant Agreement);

WHEREAS, it is a condition to the closing of the Transactions, among other things, that the Warrant Holder Approval (as defined in the Merger Agreement) has been obtained;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Existing Warrant Agreement may be amended with the vote or written consent of the registered holders of 65% of the then outstanding Public Warrants; and

WHEREAS, at a meeting of the holders of the Warrants, holders of at least 65% of the Public Warrants approved that, effective as of the Trinity Effective Time, and pursuant to this Agreement, (i) the anti-dilution provisions and certain provisions relating to the payment of cash dividends contained in Section 4.1.2 of the Warrant Agreement relating to the payment of cash dividends and applicable to the Warrants shall be amended, (ii) each Public Warrant shall become exercisable for one-quarter of one share of Company Common Stock with an exercise price of $2.875 per one-quarter share ($11.50 per whole share), and (iii) each holder of a Public Warrant shall be entitled to receive a special distribution of $1.60 per Public Warrant as soon as reasonably practicable following the Trinity Effective Time.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1          Amendment of Existing Warrant Agreement.  The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 1, effective as of the Trinity Effective Time.

1.1          Private Placement Warrant Amendments.

1.1.1          The following clause of Section 2.5 of the Existing Warrant Agreement, “The Private Placement Warrants shall be identical to the Public Warrants, except that so long as they are held by the Sponsor or any of its Permitted Transferees (as defined below) the Private Placement Warrants:”, is hereby deleted in its entirety and replaced as follows:

“The Private Placement Warrants shall be identical to the Public Warrants, except (x) that Private Placement Warrants shall be exercisable for one fully paid and non-assessable share of Common Stock at an exercise price per share of Common Stock of $11.50, as set forth in Exhibit A hereto and (y) that so long as they are held by the Sponsor or any of its Permitted Transferees (as defined below) the Private Placement Warrants:”

1.1.2          The last sentence of Section 6.4 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced as follows:

“Private Placement Warrants that are transferred to persons other than Permitted Transferees shall upon such transfer be treated as Public Warrants under this Agreement, except (i) that Private Placement Warrants shall continue to be exercisable for one fully paid and non-assessable share of Common Stock at an exercise price per share of Common Stock of $11.50,  as set forth in Exhibit A hereto, and (ii) Private Placement Warrants shall not be treated as Public Warrants for purposes of Section 2.3.1 of this Agreement.”

1.2          The Anti-Dilution Amendment.  Section 4.1.2 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced as follows:

“4.1.2  Extraordinary Dividends.  If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, (b) regular monthly, quarterly or other periodic cash dividends or cash distributions, (c) any other cash dividend or distribution required to be paid in order for the Company to qualify or maintain its status as a real estate investment trust within the meaning of the Internal Revenue Code of 1986, as amended, or otherwise avoid the imposition of U.S. federal and state income and excise taxes, so long as the Company qualifies or is seeking to maintain its status as a real estate investment trust at the time of such cash dividend or distribution, (d) to satisfy the redemption rights of the holders of the Common Stock in connection with a proposed initial Business Combination, (e) as a result of the repurchase of shares of Common Stock by the Company if a proposed Business Combination is presented to the stockholders of the Company for approval, (f) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares of Common Stock if the Company does not complete the Business Combination within the period set forth in the Company’s amended and restated certificate of incorporation or (g) in connection with the redemption of public shares of Common Stock upon the failure of the Company to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend.”

1.3          Warrant Price.  Section 3.1 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced as follows:

“3.1  Warrant Price.  Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock, at such price equal to the Exercise Price described in Exhibit A for such Public Warrants and Private Placement Warrants, as applicable (each subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1); provided, however, that a Public Warrant may not be exercised for a fractional share, so that only a multiple of four Public Warrants may be exercised at a given time.  The term “Warrant Price” as used in this Agreement shall mean the Exercise Price (as specified in Exhibit A hereto) at which shares of Common Stock may be purchased at the time a Warrant is exercised.  The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants.”

1.4          The Warrant Cash Payment.  A new Section 7.4.3 is hereby inserted in to the Existing Warrant Agreement and shall read as follows:

“7.4.3  Mandatory Cash Distribution.  Notwithstanding anything contained in this Agreement to the contrary, at the Effective Time (as defined in the Merger Agreement), each Public Warrant issued and outstanding immediately prior to the Effective Time shall, automatically and without any action by the Registered Holder thereof, be entitled to receive a cash distribution payable by or at the direction of the Company as soon as reasonably practicable following the Effective Time, upon receipt of any documents as may reasonably be required by the Warrant Agent, in the amount of $1.60.”

1.5          Form of Warrant Certificate.  The second and third paragraphs of Exhibit A to the Existing Warrant Agreement are hereby deleted and replaced as follows:

“Each Public Warrant is exercisable for one-quarter of one fully paid and non-assessable share of Common Stock.  The Exercise Price per share of Common Stock for any Public Warrant is equal to $2.875 per one-quarter share ($11.50 per whole share); provided, however, that a Public Warrant may not be exercised for a fractional share, so that only a multiple of four Public Warrants may be exercised at a given time.

Each Private Placement Warrant is exercisable for one fully paid and non-assessable share of Common Stock.  The Exercise Price per share of Common Stock for any Private Placement Warrant is equal to $11.50 per share.

No fractional shares will be issued upon exercise of any Warrant.  If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a share of Common Stock, the Company will, upon exercise, round down to the nearest whole number. The number of shares of Common Stock issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.”

2	Miscellaneous Provisions.

2.1          Effectiveness of Warrant.  Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the closing of the Merger Agreement and shall automatically be terminated and shall be null and void if the Merger Agreement shall be terminated or fail to close for any reason.

2.2          Successors.  All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

2.3          Applicable Law.  The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive.  The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.4          Counterparts.  This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.5          Effect of Headings.  The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

2.6          Severability.  This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof.  Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.7          Entire Agreement.  The Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TRINITY MERGER CORP.

By:
Name: Sean A. Hehir
Title: President and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Amendment of Warrant Agreement]